

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 15, 2009

Ms. Kelli Turner
 Chief Financial Officer
MARTHA STEWART LIVING OMNIMEDIA, INC.
11 West 42nd Street
New York, New York 10036

> **Re: Martha Stewart Living Omnimedia, Inc.
> Form 10-K for the year ended December 31, 2008
> File No. 1-15395**

Dear Ms. Turner:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                David R. Humphrey
                                Branch Chief